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Exhibit 4.1  Designation of Preferences

                                                              Filed # C15007-04
                                                                August 27, 2004

Certificate of Designation
(Pursuant to NRS 78.1955)

1. Name of Corporation: ERF Wireless, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock:

SERIES A CONVERTIBLE PREFERRED STOCK $.001 PAR VALUE (the "Series A"), consisting of 2,500,000 (two million five hundred thousand) shares.

The Series A shall be senior to all other shares of the corporation's preferred stock. Each share of Series A shall have 20 votes on all matters in which the common stockholders and preferred stockholders vote together. Each share of Series A may convert into 18.676347 shares of common stock at the sole option of the holder following 65 day written notice of conversion to the corporation and shall not be subject to any adjustment by any split (forward or reverse) of the corporation's common stock. The Series A shall have a liquidation preference of $.58 per share. The Series A voting as a class shall have the right to elect on director of the corporation.

4. Effective date of filing (optional):

5. Officer Signature (required) /S/ RICHARD O. WEED
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